July 27, 2012

VIA ELECTRONIC CORRESPONDENCE & EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street

Washington, D.C. 20549

Attention: Tom Kluck

Re:	W. P. Carey Inc.

Amendment No. 4 to the Registration Statement on Form S-4

Filed July 27, 2012

File No. 333-180328

Dear Mr. Kluck:

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended (the “Securities Act”), W. P. Carey Inc. (the “Company”) hereby requests acceleration of the effectiveness of the Company’s Registration Statement on Form S-4, File Number 333-180328, as amended (the “Registration Statement”), so that it will become effective at 12:00 P.M., New York City time, on Friday, July 27, 2012, or as soon as practicable thereafter.

This letter will confirm that the Company acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This letter will also confirm that the Company is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Should you have any questions or comments regarding the foregoing, please contact the undersigned or Christopher P. Giordano, Esq. of DLA Piper LLP (US), counsel to W. P. Carey, at (212) 335-4522.

Sincerely,

W. P. Carey Inc.

By:	/s/ Trevor P. Bond
Trevor P. Bond

*****

cc:	Paul Marcotrigiano, Esq.

W. P. Carey & Co. LLC

Christopher P. Giordano, Esq.

Sanjay M. Shirodkar, Esq.

DLA Piper LLP (US)

Kathleen L. Werner, Esq.

Audrey S. Leigh, Esq.

Clifford Chance US LLP